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September 28, 2012

Mr. Alberto Zapata
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4644

Re:  Variable Annuity Account                   SENT VIA EMAIL: ZAPATAA@SEC.GOV
     Minnesota Life Insurance Company           -------------------------------

     File No. 333-182763 (811-04294) MultiOption Guide ("Guide")

Dear Mr. Zapata:

This letter responds to the Securities and Exchange Commission Staff comments received by Minnesota Life Insurance Company (the "Company") via facsimile on September 11, 2012. Each of the Staff's comments is set forth below, followed by the Company's response.

In addition, the Company has also provided a marked copy of the Guide registration statement. The revisions will be incorporated into the Guide registration statement via pre-effective amendment once the Company receives Staff approval to do so.

1. GENERAL COMMENTS. PLEASE CLARIFY SUPPLEMENTALLY WHETHER THERE ARE ANY TYPES OF GUARANTEES OR SUPPORT AGREEMENTS WITH THIRD PARTIES TO SUPPORT ANY OF THE COMPANY'S GUARANTEES UNDER THE CONTRACTS OR WHETHER THE COMPANY WILL BE PRIMARILY RESPONSIBLE FOR PAYING OUT ON ANY GUARANTEES ASSOCIATED WITH THE CONTRACTS.

   RESPONSE:

   The Company does not currently have any guarantee or support agreements with third parties to support the Company's guarantees under the contracts. Accordingly, the Company is primarily responsible for paying out on any guarantees associated with the contracts.

2. COVER PAGE. PLEASE CONFIRM SUPPLEMENTALLY THAT THE CONTRACT NAME ON THE FRONT COVER PAGE OF THE PROSPECTUS IS AND WILL CONTINUE TO BE THE SAME AS THE EDGAR CLASS IDENTIFIERS.

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   RESPONSE:

   The Company confirms that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers.

3. SPECIAL TERMS. PLEASE CONFIRM THAT ALL SPECIAL TERMS HAVE BEEN DEFINED IN THE TEXT PRIOR TO FIRST USE OR IN THE GLOSSARY OF SPECIAL TERMS. CONFIRM THAT ALL SPECIAL TERMS APPEAR CONSISTENTLY IN UPPER CASE THROUGHOUT THE PROSPECTUS.

   RESPONSE:

   The Company confirms that all special terms have been defined in the text prior to first use or in the glossary of special terms. The Company also confirms that all special terms appear consistently in upper case throughout the prospectus.

4. AN OVERVIEW OF CONTRACT FEATURES (P. 4). PLEASE PLACE THE LAST SENTENCE OF THE FIRST FULL PARAGRAPH OF PAGE 4 CONCERNING THE CLAIMS PAYING ABILITY OF THE INSURANCE COMPANY IN BOLD TYPEFACE.

   RESPONSE:

   In response to the Staff's comment, the Company placed the sentence referenced in the Staff's comment in bold typeface.

5. OPTIONAL SEPARATE ACCOUNT CHARGES (P. 8). PLEASE REVISE THE TABLE SO THAT THE ESTATE ENHANCEMENT BENEFIT II CHARGE OF 0.25% APPEARS ON THE RIGHT SIDE OF THE FEE TABLE PARALLEL TO THE LEGEND: Base Contract Separate Account Charge. ALSO, PLEASE DELETE THE DISCLOSURE CURRENTLY TO THE RIGHT OF THE Estate Enhancement Benefit II (EEB II) Charge 0.25%, AS IT IS DUPLICATIVE OF THE DISCLOSURE THAT FOLLOWS.

   RESPONSE:

   In response to the Staff's comments, the Company revised the table so that that the Estate Enhancement Benefit II charge of 0.25% appears on the right side of the fee table. In addition, the Company deleted the disclosure currently to the right of the Estate Enhancement Benefit II (EEB II) Charge 0.25%. The revised table is as follows:

                                                       B Series L Series
                                                       -------- --------
        Estate Enhancement Benefit II (EEB II) Charge    0.25%    0.25%

6. OWNER EXPENSE EXAMPLE (P. 10). THE SECOND AND THIRD BULLETS UNDER THIS SECTION ARE UNCLEAR. IF THE PURPOSE OF THIS DISCLOSURE IS TO CONVEY THAT A CONTRACT OWNER CANNOT ELECT TO COMBINE CERTAIN BENEFITS (i.e., THE PREMIER II DEATH BENEFIT OR THE ESTATE ENHANCEMENT BENEFIT II) WITH GMIB OR ANY VERSION OF OVATION II, PLEASE RESTATE THIS

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   DISCLOSURE IN ORDER TO CONVEY THIS INFORMATION MORE DIRECTLY. ALSO, PLEASE
   CLARIFY THE FOLLOWING: "AND ASSUMING THE CONTRACT IS AVAILABLE FOR PURPOSES OF THIS EXAMPLE ONLY)[.]"

   RESPONSE:

   In response to the Staff's comments, the following replaces the second and third bullets referenced in the Staff's comment:

       . You may not elect the Premier II Death Benefit or the Estate Enhancement Benefit II with any living benefit rider.

   In addition, the following is deleted from the registration statement:

       "(and assuming the contract is available for purposes of this Example only)"

7. DESCRIPTION OF THE CONTRACTS - PURCHASE PAYMENTS (P. 19). IN THE FINAL SENTENCE OF THIS SECTION, THE REGISTRANT STATES "[W]E RESERVE THE RIGHT TO REFUSE TO ACCEPT ADDITIONAL PURCHASE PAYMENTS AT ANY TIME ON OR AFTER THE CONTRACT DATE FOR ANY REASON." DESCRIBE THE CIRCUMSTANCES UNDER WHICH SUCH PURCHASE PAYMENTS MAY BE REFUSED TO BE ACCEPTED AND DISCLOSE HOW A CONTACT OWNER'S FUNDING OF THE CONTRACT AND ANY OPTIONAL BENEFITS MAY BE AFFECTED BY THIS POLICY. PLEASE CLARIFY WHETHER THE REGISTRANT IS RESERVING THE RIGHT TO REFUSE INDIVIDUAL PAYMENTS OR ALL FUTURE PURCHASE PAYMENTS.

   RESPONSE:

   Depending upon the particular circumstance, the refusal could impact an individual contract owner or all future purchase payments for a particular class of contract owners. For example, an individual purchase payment may be refused if the source of funds or intent of the contract owner appears suspicious based on criteria related to the Company's anti-money laundering or stranger owned policies. The other possibility is that the economic environment or mortality expectations shift dramatically where the Company may want to limit or prohibit future purchase payments as a risk management tool. In this latter case, the same limitation would apply across the entire class of contract owners (potentially defined by issue date, specific rider elections, or available fixed account options). Any such restrictions will be communicated to existing contract owners by a supplement to the registration statement and will not impact any other contract rights or benefits that may have already accrued. It is the Company's intent to apply any limitations of this nature on a non-discriminatory basis.

8. CREDITING ACCUMULATION UNITS (P. 28). FOR CLARITY AND CONSISTENCY THROUGHOUT THIS SUBS-SECTION, PLEASE REVISE THE SECOND SENTENCE OF THE THIRD PARAGRAPH TO STATE THAT THE VALUE OF ACCUMULATION UNITS WILL BE DETERMINED AS OF THE CLOSE OF THE NEW YORK STOCK EXCHANGE ("EXCHANGE") (GENERALLY 3:00 P.M. CENTRAL TIME) AS OPPOSED TO "AS OF THE PRIMARY CLOSING TIME FOR BUSINESS ON THE NEW YORK STOCK EXCHANGE ("EXCHANGE") (CURRENTLY, 3:00 P.M. CENTRAL TIME)
   . . . ."

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   RESPONSE:

   In response to the Staff's comment, the underlined text below is added to, and the strikethrough text below is deleted from, the sentence referenced in the Staff's comment, so the sentence is as follows:

   "The net asset value of the Portfolios' shares shall be computed once daily, and, in the case of money market Portfolio, after the declaration of the daily dividend, as of the primary closing time for business on close of the New York Stock Exchange ("Exchange") (currently, generally 3:00 p.m.,
   Central Time), on each day . . . ."

9. DEFERMENT OF PAYMENT (P. 31). PLEASE REVISE THE DISCLOSURE TO STATE THAT PAYMENTS WILL BE MADE WITHIN 7 DAYS AFTER THE DATE A REDEMPTION REQUEST IS RECEIVED (See SECTION 22(E) OF THE INVESTMENT COMPANY ACT OF 1940).

   RESPONSE:

   In response to the Staff's comment, the underlined text below is added to, and the strikethrough text below is deleted from, the disclosure referenced in the Staff's comment, so the disclosure is as follows:

   "We will pay any single sum payment within seven days after the date a redemption request is received by us the payment is called for by the terms of the contract, . . . ."

10.FINANCIAL STATEMENTS, EXHIBITS, AND OTHER INFORMATION. PLEASE PROVIDE ANY
   FINANCIAL STATEMENTS, EXHIBITS, CONSENTS, AND OTHER REQUIRED DISCLOSURE NOT INCLUDED IN THIS PRE-EFFECTIVE AMENDMENT.

   RESPONSE:

   The Company confirms that any financial statements, exhibits, consents, and other required disclosures not included in this initial filing will be included in the Company's pre-effective amendment.

11.POWERS OF ATTORNEY. PLEASE PROVIDE POWERS OF ATTORNEY THAT RELATE
   SPECIFICALLY TO THIS REGISTRATION STATEMENT AS REQUIRED BY RULE 483(B) OF THE SECURITIES ACT OF 1933 ("SECURITIES ACT"). EACH POWER OF ATTORNEY MUST EITHER A) SPECIFICALLY LIST THE SECURITIES ACT REGISTRATION NUMBER OF THE INITIAL FILING, OR B) SPECIFICALLY NAME THE CONTRACT WHOSE PROSPECTUS AND/OR SAI IS BEING REGISTERED.

   RESPONSE:

   The Company confirms powers of attorney that relate specifically to this registration statement will be included in the Company's pre-effective amendment.

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Please direct additional questions or comments to the undersigned at
(651) 665-4145.

Very truly yours,

/s/ Daniel P. Preiner

Daniel P. Preiner
Associate Counsel

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